October 26, 2017 U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: Jaea Hahn, Esq.
Senior Counsel

Re:    Touchstone Strategic Trust (“TST”) – File Nos. 002-80859 and 811-03651
Touchstone Variable Series Trust (“TVST”) – File Nos. 033-76566 and 811-08416
Registration Statements on Forms N-1A
To the Commission:
On behalf of TST and TVST (each, a “Registrant” and collectively, the “Registrants”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on August 21, 2017 with respect to each Registrant’s Registration Statement on Form N-1A filed on July 6, 2017 and July 12, 2017, respectively (each, a “Registration Statement”), in connection with the launch of four new series of each Registrant.
For your convenience, Commission comments are set out below in italicized text and each comment is followed by the relevant Registrant’s response.
General
1.         Please confirm that any blank or bracketed information in the Registrants’ Prospectuses and Statements of Additional Information will be finalized in the 485(b) filing.

Response:  Each Registrant confirms that it will finalize all blank or bracketed information in the respective Prospectuses and Statements of Additional Information that will be filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933 on October 30, 2017.

2.     To the extent that Commission comments given on the TST Registration Statement apply to both Registrants, please carry those comments through to each Registration Statement.

Response: We confirm that any comments given on the TST Registration Statement will be carried through to the TVST Registration Statement to the extent applicable.

3.     The Commission notes that the TST Registration Statement for share classes other than Class T shares does not mention that T shares are offered pursuant to a separate Prospectus and SAI. Please add reference to T shares in the TST Registration Statement for the other share classes.
Response: Although TST did file a Prospectus and SAI for Class T shares of the new series, it does not plan to offer Class T shares at this time. (The Registrant continues to file delaying amendments with respect to Class T shares.) When TST does begin to offer Class T shares, it will add the disclosure requested by the Commission, as well as the other comments received relating to Class T shares.

Prospectus
4.     Footnotes to the fee tables state that Touchstone Advisors is entitled to recoup, subject to approval by the Touchstone Funds Board, amounts waived or reimbursed for a period of up to three years from the year in which Touchstone Advisors reduced its compensation or assumed expenses for the Fund.  It is the view of Commission staff that such recoupment arrangements should be limited to three years from the date of the waiver or reimbursement.  Please revise the disclosure to clarify the term during which recoupment of previously waived or reimbursed expenses is available. Please also update the recoupment language in the fee table footnotes so it matches the language in the Registrants’ Forms N-14 dated July 27, 2017.
Response: The Registrants have revised the disclosure regarding recoupment as requested.
5.     The following comments relate to the Touchstone Balanced Fund:
A.     The principal investment strategy of the Fund references investments in emerging market countries. Please consider moving the emerging markets disclosure from page 9 of the SAI to the Item 9 Prospectus disclosure.
Response: The Registrants have revised the Prospectus disclosure as requested to include additional information with respect to emerging market countries.
B.     The principal investment strategy of the Fund references non-investment grade securities. Please confirm whether there are any duration or maturity requirements with respect to these securities.
Response: The Registrants confirm that there are no duration or maturity requirements.
C.     With respect to the “leverage risk” factor, the Commission notes that the Advisor may have the incentive to use leverage in order to increase its advisory fee. Please confirm whether the advisory fee is a percentage of Fund assets under management that includes leverage.
Response: The Registrants confirm that the advisory fee is calculated from net assets under management – this number does not include the value of any leverage. As such, there is no incentive for the Advisor to use leverage to increase its advisory fee.
D.     The “options risk” factor notes that the Fund’s investments in options may be illiquid. Please consider adding a discussion of options to the Fund’s principal investment strategy. Please also add the 15% illiquid investment limitation.
Response: The Registrants note that options are mentioned as a possible investment in the Fund’s principal investment strategy. The Registrants have added the 15% illiquid investment limitation to the “options risk” factor, as requested.
E.     Please consider renaming the “corporate loans risk” the “high yield junk bonds risk”, as the corporate loans risk does not seem to relate to corporate loans. If investment in corporate loans is a principal investment strategy of the Fund, please add a discussion to the principal investment strategy disclosure.

Response: The Registrants have removed this risk factor as the Fund does not expect to invest in corporate loans. The Registrants also note that the principal risks for the Fund include an additional “non-investment-grade debt securities risk” or “junk bonds” risk.

F.     Please consider moving the first sentence of the “mortgage dollar roll risk” to the principal investment strategy to help explain the investment in the first instance where it’s mentioned.

Response: The Registrants have made this revision as requested.

G.     The Commission notes that a “sector focus risk” has been included in the principal risks of the Fund, but there is no corresponding discussion in the principal investment strategy. If this is a principal strategy of the Fund, please add a discussion to the investment strategy.

Response: The Registrants note that sector focus is not a principal investment strategy of the Fund and that the Fund does not expect to concentrate in certain sectors. As a result, the Fund has removed the risk factor relating to sector focus.

6.     The following comments relate to the Touchstone International Equity Fund:

A.The second sentence of the Fund’s principal investment strategy notes that the Fund invests primarily in stocks of “established” companies. Please define “established” in this context.

Response: The Registrant notes that “established” is not a useful term in this context, and as a result, the Registrant has removed this term from the principal investment strategy.

B.     The principal investment strategy references “the sub-advisor” but does not name the sub-advisor. Please identify the sub-advisor in the principal investment strategy.

Response: The Registrant has added the requested disclosure.

C.     The third paragraph of the principal investment strategy mentions “regular quantitative screening”. Please explain what this means.

Response: The Registrant has added disclosure explaining this term in the principal investment strategy.

D.     The Commission notes that a “sector focus risk” has been included in the principal risks of the Fund, but there is no corresponding discussion in the principal investment strategy. If this is a principal strategy of the Fund, please add a discussion to the investment strategy. If it’s not a principal investment strategy, please remove the risk.

Response: The Registrant notes that sector focus is not a principal investment strategy of the Fund and that the Fund does not expect to concentrate in certain sectors. As a result, the Fund has removed the risk factor relating to sector focus.

E.    The Commission notes that the principal investment strategy references investments in convertible or debt securities. Please consider expanding this discussion in the Fund’s Item 9 disclosure to explain these securities in more detail.

Response: The Registrant has added the requested Item 9 disclosure.

7.     The following comments relate to the Touchstone Large Cap Focused Fund:

A.The first sentence of the principal investment strategy notes the Fund will invest at least 80% of its assets in equity securities. In accordance with the names test, please confirm that 80% of the Fund’s assets will be invested in large cap issuers.

Response: The Registrant confirms that 80% of the Fund’s assets will be invested in large cap issuers and has updated the principal investment strategy to clarify this point.

B.In the second bullet under the principal investment strategy, please explain the phrases “sustainable competitive advantage” and “high barrier to entry”.

Response: The Registrant respectfully notes that these are common industry terms and are an accurate description of the sub-advisor’s qualitative screening process.

C.The Commission notes that the Fund is non-diversified and the risk disclosure includes a “sector focus risk”. If the Fund intends to concentrate in certain sectors, please add disclosure to the investment strategy. If not, please remove the sector focus risk factor.

Response: The Registrant confirms that the Fund may invest in any economic sector, but at times, may emphasize one or more particular sectors. The Registrant as added relevant disclosure to Fund’s the principal investment strategy.

8.     The following comments relate to the Touchstone Small Company Fund:

A.     The Commission notes that the second and third sentences in the second paragraph of the principal investment strategy seem to contradict each other (i.e., noting that the Fund attempts to be well-balanced across major economic sectors, yet may concentrate in one or more sectors). Please reconcile these statements.

Response: The Registrants have revised the paragraph to reconcile these statements.

B.     In the event of market appreciation, are there any guidelines with respect to how long the Fund may stay invested in a company that is no longer small cap?

Response: The Registrants confirm that if a security that is within the range for the Fund at the time of purchase later falls outside the range because of market fluctuation, the Fund may continue to hold the security if, in the sub-advisor’s judgment, the security remains otherwise consistent with the Fund’s investment goal and strategies. This clarification is included in the Fund’s Item 9 disclosure.

9.     In the Item 9 Prospectus disclosure under the section “Investment Strategies and Risks – Other Investment Companies”, please clarify whether the Funds’ investments in other investment companies include registered investment companies, private investment companies, or both. Please also clarify whether the Funds have been granted exemptive relief from the Commission with respective to investments in other investment companies.

Response: The Registrants have added the requested clarifications. The Funds have not been granted exemptive relief with respect to investments in other investment companies.

10.     Please revise the disclosure preceding the “What are the Principal Risks of Investing in the Funds?” table to indicate the table is not intended to provide shareholders with an indication of any Fund’s relative risk/return profile.
Response: The Registrants have added the requested disclosure.
11.     In the section of the Prospectus entitled “The Funds’ Management – Large Cap Focused Fund – Prior Performance for Similar Accounts Managed by the Sub-Advisor”, please provide supplementally the number of accounts that comprise the composite. Please also confirm supplementally that the sub-advisor has the record necessary to confirm the composite returns, as required by Rule 204-2(a)(16) under the Investment Advisors Act.

Response: The Registrant confirms that the composite is comprised of two accounts – one affiliated and one unaffiliated. The sub-advisor has represented to the Registrant that it has the records necessary to confirm the composite calculation in the in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor” section of the Prospectus.

12.     Page 34 of the Prospectus references “Merrill Lynch” but the name of the intermediary isn’t defined until Appendix A. Please add a definition to the Prospectus and clarify the importance of Merrill Lynch.

Response: The Registrant has added the requested disclosure.

13.     The first full paragraph on page 35 notes that there may be other intermediaries (other than Merrill Lynch) that have entered into agreements with Touchstone Securities to offer Class A shares with no front-end sales charge through certain mutual fund programs. If there are other intermediaries that offer this arrangement, please disclose the intermediaries.

Response: The Registrant has added the requested disclosure.

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Please direct any questions with respect to the filings to the undersigned at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz
Counsel & Assistant Secretary to the Registrants